October 3, 2007

U. S. Securities and Exchange Commission                                                By Facsimile and Expedited Mail
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549
Attn:      Kathleen H. Krebs
Special Counsel
Fax No.:  202-772-9205

Re:          The DIRECTV Group, Inc.
Definitive Schedule 14A filed April 27, 2007
Commission File Number: 1-31945

Dear Ms. Krebs:

You previously granted an extension until October 5, 2007, to file our response to your comments on our proxy statement.  However, because of scheduling conflicts, our Compensation Committee has been unable to provide their input on our proposed responses.  Consequently, we are requesting an additional two-week extension until October 19, 2007.  We would like to provide our Compensation Committee with a full opportunity to comment and to properly address their comments and thus are making this request.

Please let us know whether the requested extension will be granted by contacting me at: (310) 964-0723 (phone), 310-964-0839 (fax), or larry.hunter@directv.com (e-mail).

Sincerely,

Larry D. Hunter